AMASS Brands Inc.

927 South Santa Fe Avenue,
Los Angeles, CA 90021

This Annual Report is dated September 3, 2025

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under invest.amassbrands.com.

THE COMPANY AND ITS BUSINESS

Company Overview

AMASS makes bold beverages to meet the modern palates and preferences of discerning drinkers.

We offer a diverse, cross-category portfolio of premium brands for those who seek forward-thinking brands.

Around the world, tastemakers reach for our premium, next-generation beverages across the non-alcoholic, organic wine, low- proof, delta-9, and spirits categories.

We persistently drive towards what's up next - in flavor, values, ingredients, and category - to deliver the taste of tomorrow.

Business Model

Premium drinks for the tastes of tomorrow.

Tastes are evolving, palates are developing, values are shifting...and AMASS Brands Inc is here to deliver the future of iconic, premium drink brands.

Through category innovation and sustainable processes, our ambition is to build the next Top-100 U.S. beverage platform for the next generation of drinkers.

Corporate Structure & History

AMASS Brands Inc ("AMASS") is a corporation formed on September 22, 2016, under the laws of the State of Delaware. Headquartered in Los Angeles, California, the Company sells alcoholic and non-alcoholic beverages and personal and self- care products through wholesale and online platforms globally and invests in and acquires different companies in entities in the aforementioned categories and industries.

In 2022, AMASS entered into an Asset Purchase Agreement (the 'Asset Purchase") for substantially all assets and liabilities of GEM&BOLT, LLC ("Gem&Bolt"); which was accounted for as a business acquisition. As part of the Asset Purchase, AMASS acquired all of the equity interest in ART+ PLANTS HEALS DE RL DE CV ("Art+ Plants"), a wholly owned Mexican subsidiary. Located and formed in Oaxaca, Mexico, the Art + Plants company manages mezcal production.

In December 2022, AMASS formed three wholly-owned subsidiaries, Project Crush Acquisition Corp LLC ("PCAC"), Project Crush DTC Sub LLC ("DTC Sub"), and Project Crush DTB Sub, LLC for its anticipated asset purchase of Winc, Inc. ("Winc"). In February 2023, the Project Crush DTB Sub, LLC changed its legal name to Maison Thomas, LLC ("Maison Thomas").

The asset purchase of substantially all of the assets of Winc, Inc., a producer of innovative alcoholic beverage products (primarily wines) available for sale through direct-to-consumer ("Winc.com DTC") e-commerce and wholesale channels, occurred in January 2023. In June 2023, the Winc.com DTC subscription-based e-commerce portion was sold to Full Glass Wine Co, leaving Natural Merchants and Domestic Wholesales wine portfolio products which are either purchased from other manufacturers or developed and manufactured in conjunction with winemakers, vineyards, and distillers domestically and internationally.

In September 2024, the Company purchased 50.0001% of 222 Spirits Holdco, LLC, and its two wholly owned subsidiaries, 222 Spirits Company, LLC, and 222 Spirits Management Holdco, LLC (collectively, "222 Spirits").

Chief Operating Officer Prior Bankruptcy Disclosure

AMASS Brands Inc's Chief Operating Officer, Erin Green, previously worked as Chief Operating Officer for BWSC LLC, D/B/A Winc ('Winc'), which filed for bankruptcy in November of 2022 as a result of several market factors and the COVID pandemic. Ms. Green began working for Winc as Vice President of Operations in 2015 and became COO in 2021. While Ms. Green did not serve on Winc's board of directors, she was involved in the management and strategy of its business.

Competitors

AMASS competes with both established spirits brands like Diageo and Pernod Ricard and emerging craft distilleries as well as mixed wine and spirits companies like Constellation and wine companies like Treasury Wine Estate. Our unique focus on botanical ingredients, sustainable sourcing, and artisanal production methods sets us apart from competitors.

Industry

The macroeconomic trends are showing growth in spirits and drops in wine and beer consumption for the past few years. The current grape, bulk and finished goods glut provides opportunities on margin because input prices are lower, but also risk on decreased pull through. Distributor consolidation and cheap imports are also impacting domestic product sales in wine.

Current Stage

AMASS is in the growth stage, having successfully expanded its product line and market reach. We have secured significant funding through various investment rounds, enabling us to scale operations and enhance our marketing efforts as well as complete several acquisitions. Our burgeoning presence in key international markets and robust domestic performance highlight our successful expansion strategy. We continue to build on our achievements with new product launches and strategic partnerships.

 With 10+ core distinctive brands, our portfolio spans the entire spectrum of spirits and wine, underscoring AMASS's commitment to variety and quality. Some of our notable brands include, AMASS Botanics, Calirosa, Summer Water Rose, Folly of The Beast, Lost Poet Wines, Gem & Bolt Mezcal, WKND Cocktail Company, Pizzolato Organic Wine, Biokult Österreich and Maison Raymond.

AMASS also recently launched a new brand of hemp-derived THC beverages called AfterDream. Combining real botanic ingredients like lion's mane mushrooms and l-theanine with a precise balance of THC and CBD, Afterdream marks our first foray into the emerging market of cannabis-infused beverages, The product help AMASS cater to new audiences while also providing an alternative buzz for our customers by bringing clarity, focus, and lightness to their experience.

Future Roadmap

Looking ahead, AMASS plans to continue expanding its product portfolio with innovative botanical spirits, non-alcoholic beverages, and personal and self-care products through both incubation and acquisition. We aim to increase market penetration in existing regions and explore new international markets as well as expand into Global Travel Retail. Key milestones include expanding our distribution network, launching new marketing campaigns, and investing in research and development to maintain our position as a leader in the premium spirits and wine industries.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

<u>Risks Related To The Company</u>

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than a competing products, or that we will be able to provide products at a level that allows the Company to make a profit and still attract business.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, tariffs, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. The alcohol beverage industry at a macroeconomic level is challenged by innumerable additional factors, including without limitation lasting COVID impacts, inflation of farm employee and input costs, quickly changing market conditions driven by changing consumer preferences and profiles, decreased national consumption and sales of wine and beer products in recent years, foreign and subsidized imports, distributor and retailer consolidation, a rise in private label products promoted by retailers that replace wholesale brands, new and competing business and product offerings, changes to laws and new applicable laws, trade barriers and regulatory policies at international and national level including those that increasingly scrutinize the health effects of alcohol and warn consumers against consumption.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business.

We also rely on third parties to provide a variety of essential business functions for us, including shipping, customer service, legal and compliance services, public relations, advertising and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, the value of an investment in the company could be adversely impacted by our reliance on third parties and their performance. In particular, we rely on third party distributors for the distribution of our alcohol to retail customers. State and federal laws regulate the ability of distributors to distribute alcohol and regulate the relationship of the Company with its distributors. Both the Company and distributors may be required to negotiate contracts and often file the same with regulatory agencies, establish a franchise relationship, obtain licenses, registrations, consents, post prices, and obtain other approvals from government agencies in order to deliver alcohol to end customers in the many states. Changes in our access to those distributors, including changes in prices or changes in our relationships and incentive structures with those distributors, changes in the laws allowing third party distribution of alcohol, or regulatory discipline against licenses held by those distributors, and the distributors' marketing efforts of our products could materially adversely affect our business. Delivery of the products we sell to retail customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the distributors we engage to distribute our products. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

The development and commercialization of the Company's products and services are highly competitive.

The Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The consumer-packaged goods market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize product offerings. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected.

The alcohol industry is regulated extensively by federal agencies, including without limitation the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), the Federal Communications Commission and the Food and Drug Administration. Every state has its own separate alcoholic beverage regulations and regulatory agencies, including without limitation the California Department of Alcoholic Beverage Control ("ABC"), the California Department of Food and Agriculture, the California Department of Tax and Fee Administration. Many local jurisdictions have separate rules and regulations governing the alcohol industry as well. Regulated areas include licensing, production, importation, exportation, distribution, retail, sale, product labeling and advertising, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, franchise laws, trade practices (including marketing methods, and interactions and relationships among the three tiers of the alcohol industry -- producers, wholesalers and retailers). We cannot assure you that we are or will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience to comply with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business. Licenses, tax permits, registrations and additional approvals issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, import, distribute, sell and ship alcohol. We have basic permits with TTB under the Federal Alcohol Administration Act, state production, importation and wholesale permits with ABC, and various out of state permits with other states. These approvals and permits as well as our other registrations and approvals must remain in compliance with state and federal laws in order to keep our licenses in good standing. There is no guarantee the Company can maintain its current licenses, permits, registrations and other government approvals. There is no guarantee the Company will be able to obtain additional licenses, permits, registration and other government approvals to grow or adjust its business objectives. Failure of investors to disclose information to the Company can result in compliance failures. Generally, compliance failures of any sort can result in fines, license suspension, license revocation, and expulsion of owners or officers from the Company by federal and state agencies. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties by federal and state agencies. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected. The federal government and most states impose taxes on alcohol beverage production, distribution, shipping and/or sales in varying amounts which are frequently changing. Significant increases in such taxes on alcohol beverage products and delivery thereof could materially and adversely affect the financial condition or results of operations for the Company, and thereby affect the Company and/or its subsidiaries' operations.

The Chief Operating Officer of the Company served a similar role for a prior company that filed for bankruptcy.

AMASS Brands Inc's Chief Operating Officer, Erin Green, previously worked as Chief Operating Officer (COO) for BWSC LLC, D/B/A Winc ("Wine"), which filed for Ch. 11 bankruptcy in November of 2022. Winc's bankruptcy filing was caused by several factors that affected the business including a downturn in the DTC wine market, ongoing challenges from COVID, rising customer acquisition costs, and worsening macroeconomic conditions in both public and private markets. Ms. Green began working for Winc as Vice President of Operations in 2015 and became COO in 2021. While Ms. Green did not serve on Winc's board of directors, she was involved in the management and decision-making of its business. Winc's bankruptcy was not a direct result of Ms. Green's actions or decisions, there is some level of risk in investing in a company whose officers previously managed a company that filed for bankruptcy.

Compliance with Alcohol Beverage Laws and Potential Ownership Restrictions Including Redemption

Investors should be aware that the Company operates in a highly regulated environment, particularly concerning federal, state, and local alcohol beverage laws, including Tied House laws. These laws govern the relationships between alcohol manufacturers, wholesalers, and retailers to prevent undue influence and ensure fair competition. If the Company determines, in its sole discretion and upon the advice of counsel, that an investor's continued ownership of Non-Voting Common Stock, or failure to provide requested information to verify compliance with these laws, jeopardizes the Company's current or prospective alcoholic beverage licenses, privileges, or its overall compliance with applicable laws, the Company reserves the right to redeem some or all of the investor's shares or require the investor to withdraw from the Company. If an investor's ownership creates a violation or risk of violating Tied House laws-such as through prohibited ownership in another tier, undue influence, or regulatory changes-the investor may be required to sell or transfer their ownership interest. This transfer must occur within a set period and at fair market value, subject to the Company's right of first refusal and approval of any third-party transfer. These actions are essential to ensure the Company's continued compliance and protect its licenses and operations.

Risks Related to the Securities

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of any of the Company's Common Stock (whether Voting Common Stock or Non-Voting Common Stock) or Preferred Stock. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. The Company currently has no plans to list any of its capital stock on any OTC or similar exchange.

OFFICERS & DIRECTORS

Name: Mark Lynn

Mark Lynn's current primary role is with AMASS.

Positions and offices currently held with AMASS: Chief Executive Officer, Founder, Principal Accounting Officer and Member of Board of Directors

Dates of Service: January 2019 - Present

Responsibilities: Mark is responsible for overall company operations. operations. He receives an annual salary of $200,000. Mark also receives a sizable annual loan from AMASS, which continues to compound without immediate repayment obligations.

Other business experience in the past three years:
Employer: Digital Brands Group
Title: Board Member
Dates of Service: September 2015 - Present
Responsibilities: Mark attends four board meetings a year.

Name: Morgan McLachlan

Morgan McLachlan's current primary role is with AMASS.

Positions and offices currently held with AMASS: Chief Product Officer and Co-Founder

Dates of Service: September 2019 - Present

Responsibilities: Morgan oversees creative (product and brand) for the AMASS spirits portfolio. Morgan receives $95,000 in annual compensation from AMASS. She also receives compensation from De Soi through a consulting agreement. Morgan spends 20 hours a week with AMASS and 20 hours a week with De Soi.

Other business experience in the past three years:

Employer: De Soi Inc
Title: Co-Founder and Board Member
Dates of Service: October 2021 – Present
Responsibilities: Morgan oversees product development, serves on the board, and consults on brand initiatives.

Name: Erin Green

Erin Green's current primary role is with AMASS.

Positions and offices currently held with AMASS: Chief Operating Officer

Dates of Service: January 2023 - Present

Responsibilities: Erin oversees the national sales team, warehousing and compliance. Works closely with Business Unit Leaders to execute strategy. Erin receives an annual salary of $200,000.

Other business experience in the past three years:

Employer: BWSC LLC, DBA Winc
Title: Chief Operating Officer
Dates of Service: January 2015 – January 2023
Responsibilities: Chief Operating Officer; National Sales team, Business and warehouse operations.

OWNERSHIP AND CAPITAL STRUCTURE

The following table describes the Company's capital structure as of August 2025:

	Authorized Shares	Outstanding	Fully-Diluted	Fully Diluted Ownership
Voting Common Stock	38,000,000	8,512,736	8,512,736	21.954%
Non-Voting Common Stock	3,200,000	185,247	185,247	0.477%
Series Seed-1 Preferred (PS1) Stock	2,412,297	2,412,297	2,412,297	6.221%
Series Seed-2 Preferred (PS2) Stock	4,323,248	4,323,248	4,323,248	11.150%
Series Seed-3 Preferred (PS3) Stock	1,579,994	1,579,994	1,579,994	4.075%
Series Seed-4 Preferred (PS4) Stock	2,346,635	2,346,635	2,346,635	6.052%
Series Seed-5 Preferred (PS5) Stock	504,316	504,316	504,316	1.301%
Series Seed Preferred (PS) Stock	1,362,530	1,362,530	1,362,530	3.514%
Series A Preferred (PA) Stock	873,734	873,734	873,734	2.253%
Series B-1 Preferred (PB) Stock	18,198,578	5,237,632	5,237,632	13.508%
Series B-2 Preferred (PB2) Stock	4,262,724	104,226	104,226	0.269%
Series B-3 Preferred (PB3) Stock	5,328,406	2,962,327	2,962,327	7.640%
CSW Warrants	—	—	2,150,429	5.546%
Series B Warrant Block	—	—	1,328,185	3.425%
Shares outstanding under 2016 Stock Plan	5,178,390	—	3,978,236	10.260%
Shares available under 2016 Stock Plan	—	—	721,238	1.860%
Total		**30,596,752**	**38,774,840**	

As of the date of this Form C-AR, there is no holder of 20% or more of the Company's outstanding voting securities.

RECENT OFFERING OF SECURITIES

Over the last three years, the Company has had the following offering of securities:

Class of Stock	2023	2024	2025	Federal Securities Exemption	Use of Proceeds
Voting Common Stock		1,321,601 $79,296	185,580 $463,664	Section 4(a)(2)	Operations, Sales, and Marketing
Series A Preferred	553,143 $2,300,002			Reg D, Rule 506	Operations, Sales, and Marketing
Series B-1 Preferred	4,110,892 $6,019,990			Reg D, Rule 506 Reg S Rule 701	Operations, Sales, and Marketing
Series B-2 Preferred		104,226 $293,397		Reg D, Rule 506	Operations, Sales, and Marketing
Series B-3 Preferred		2,962,327 $6,671,456		Reg D, Rule 506	Operations, Sales, and Marketing
Non-Voting Common Stock			185,247 $470,759.10	Regulation CF	Operations, Sales, and Marketing

RIGHTS OF THE SECURITIES OF THE COMPANY

Non-Voting Common Stock.

Voting Rights
Holders of Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as required by Delaware Law.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Voting Common Stock

Voting Rights
Except as otherwise provided in the Charter or by applicable law, the holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Voting Common Stock, as such, shall not be entitled to vote on any amendment to the Charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Charter or pursuant to the Delaware General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Charter) the affirmative vote of the holders of shares of capital stock of AMASS representing a majority of the votes represented by all outstanding shares of Company Stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Common Stock Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Stock Options & Warrants
As of the initial date of this filing: AMASS has reserved 5,178,390 shares of Voting Common Stock for issuance to officers, directors, employees and consultants of AMASS pursuant to its incentive equity plan, 3,254,486 shares have been issued pursuant to restricted stock purchase agreements or stock option agreements, and 1,451,238 shares of Voting Common Stock remain available for issuance. Additionally, AMASS currently has 2,150,429 warrants for Voting Common Stock outstanding.

Series Seed Preferred Stock

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for
determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a

Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-1 Preferred Stock

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes": means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-2 Preferred Stock

Voting Rights

On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section

4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the
Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-3 Preferred Stock
Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-4 Preferred Stock

<u>Voting Rights</u>
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

<u>Material Rights</u>
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-5 Preferred Stock

<u>Voting Rights</u>
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

<u>Material Rights</u>
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the

Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series A Preferred Stock

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series B-1 Preferred Stock

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In

addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights

The total amount outstanding does not include 1,328,185 shares of Series B-1 Preferred Stock to be issued pursuant to outstanding warrants. Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out the Charter

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Protective Provisions: So long as any shares of Series B Preferred Stock are outstanding, AMASS shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take certain actions set forth in Section 3.4 of the Charter without the written consent or affirmative vote of the Series B Requisite Holders (as defined in the Charter) (in addition to any other vote required by law or the Charter) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Please see Section 3.4 of the Charter, as set forth as an Exhibit hereto, for more details and specifics.

Series B-2 Preferred Stock

Voting Rights

On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis.

Material Rights

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter. Protective Provisions: So long as any shares of Series B Preferred Stock are outstanding, AMASS shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take certain actions set forth in Section 3.4 of the Charter without the written consent or affirmative vote of the Series B Requisite Holders (as defined in the Charter) (in addition to any other vote required by law or the Charter) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Please see Section 3.4 of the Charter, as set forth as an Exhibit to this filing hereto, for more details and specifics. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Series B-3 Preferred Stock

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Protective Provisions: So long as any shares of Series B Preferred Stock are outstanding, AMASS shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take certain actions set forth in Section 3.4 of the Charter without the written consent or affirmative vote of the Series B Requisite Holders (as defined in the Charter) (in addition to any other vote required by law or the Charter) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Please see Section 3.4 of the Charter, as set forth as an Exhibit hereto, for more details and specifics.

FINANCIAL DISCUSSION

Financial Condition
You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Form C-AR. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Form C-AR.

<u>**Results of Operations**</u>
Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue
Revenue and sales for 2024 totaled $21,668,525 compared to $33,483,852 in 2023. This approximately 35% decrease is attributable primarily to not receiving any revenue from our PCAC subsidiary, which accounted for $24,695,043 in revenue in 2023. Much of this was offset by Maison Thomas, which saw it's revenues increase from $4,993,736 in 2023 to $17,545,701 in 2024, a 251% increase, but it wasn't enough to offset the loss of revenues.

Cost of sales
Cost of sales for 2024 were $16,661,809 compared to $22,734,166 in 2023. With a lower sales volume, our associated costs therefore decreased by about 26.7%.

Net profit margins
In 2024, the company operated at a loss. This is compared to a net profit margin of 15% (net income/net sales) in 2023.

This was a result of sales volumes decreasing, and because 2023 included the gains from the sales of Winc.com, which contributed to the overall annual revenues. As there was no equivalent sale in 2024, the company was not able to report a profit for the year.

Expenses
Total expenses in 2024 were $14,145,597compared to $21,061,620 in 2023. Our expenses decreased by about 32.8%. This is primarily due to a decrease in general and administrative costs, which fell from $15,276,837 in 2023 to $9,671,062 in 2024.

Historical results and cash flows:
The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the Company has demonstrated an ability to grow year-over-year through organic growth as well as investments in incubations and new product lines and acquisitions. Past cash was primarily generated through both equity fundraising and line of credit.

<u>**Liquidity and Capital Resources**</u>

As of July 2024, the Company has capital resources available in the form of a line of credit for $8M from Merchant Bank, other debt instruments totaling $4.4M, and almost $0.7M of cash on hand. We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our
Company has, <15% will be made up of funds raised from the crowdfunding campaign.

In April 2025, the company ended it's most recent Regulation CF crowdfunding campaign. The company raised $470,759.10 through the offering and issued 162,689 shares 164 investors.

We anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $0.5M for expenses related to payroll, inventory, and marketing

Currently, the Company has contemplated additional future sources of capital including a new line of credit to replace our existing lines of credit.

INDEBTEDNESS

As of July 31, 2025, the Company had the following outstanding loans:

Creditor: Merchant Factors Corp
Amount Owed: $3,818,651.34
Interest Rate: Prime + 3.75%
Maturity Date: September 7, 2026

In September 2023, the Company entered into a Loan and Security Agreement to open a credit facility with the maximum aggregate principal amount of $8,000,000 (the ABL). Interest is accrued at the greater of (i) 12% and (ii) Prime Rate (7.5% and 8.5% as of December 31, 2024 and 2023, respectively) plus 3.75% per annum. The Company also incurred one-time fees related to the origination of the loan totaling $105,000 and incurs $1,000 per month in collateral monitoring fees. The ABL matures in September 2025 with an automatic renewal for one year if not terminated before 60 days before the termination date. The outstanding balance on the ABL was $3,601,405 and $4,920,975 as of December 31, 2024 and 2023, respectively.

Creditor: Ryan Smith, Dan Brown, Nitehaus
Amount Owed: $906,645.13
Interest Rate: 1% per Month (Ryan Smith and Dan Brown), 2% per Month (Nitehaus)
Maturity Date: July 31, 2026

In December 2022, the Company obtained three Mezzanine Secured Notes with shareholders in an aggregate principal amount of $1,200,000. The notes accrue interest at a monthly rate of 15% for the first month and a monthly rate of 2% for each subsequent month. In January 2023, the Company issued another Mezzanine Secured Note for $500,000. During 2023, the Company repaid $1,000,000 of principal balances on these notes. The loans initially matured in December 2023 but have been extended to July 2026. As of December 31, 2024 and 2023, the balance of Mezzanine Secured Notes was 992,564 and $1,181,860, inclusive of interest, respectively.

Creditor: COVID Relief Funding
Amount Owed: $160,140.52
Interest Rate: 3.75%
Maturity Date: June 30, 2050

In May 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was established to provide economic relief to small businesses facing COVID-19-related economic hardships. In June 2020, the Company applied and received COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program by the Small Business Administration (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2024 and 2023, the outstanding balance was $159,924 and $161,014 inclusive of accrued interest, respectively. Interest expense for this loan was $9,144 and $5,562 for the years ended December 31, 2024 and 2023, respectively.

Creditor: Sam Shaffer, Moise Emquies Trust, Mark Genender, Dan Brown
Amount Owed: $1,759,446.14
Interest Rate: 12%
Maturity Date: September 30, 2027

As of December 31, 2024 and 2023, the Company had promissory notes with the total outstanding principal balance of $1,650,000 and $1,900,000, respectively. From January through April 2023, all promissory notes' interest rates were amended from 9% to 12% per annum in exchange for subordination to other debt instruments. In August 2024, one of the holders of the promissory notes received 104,226 shares of Series B-2 Preferred Stock as consideration for the outstanding principal balance of $250,000 and accrued interest of $43,397.

The promissory notes mature between August 2026 and September 2027. Interest accrued on the notes is paid quarterly in arrears. The notes incurred $218,351 and $223,168 of interest expense for the years ended December 31, 2024 and 2023, respectively, of which $157,820 and $108,134 was payable at December 31, 2024 and 2023, respectively.

The promissory notes contain warrants to purchase 50,003 shares of common stock at the exercise price of $3.7994 or through a cashless exercise. The exercise period on the warrants is five years from the issuance date. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life, was determined to be negligible.

Creditor: Half Church Holdings Pte. Ltd.
Amount Owed: $1,320,083.33
Interest: $72,917 per month
Maturity Date: September 15, 2025

In April 2024, the Company issued a Secured Promissory Note with the principal balance of $2,500,000. The note accrues interest at $72,917 per month and matures in April 2025. The outstanding balance was $2,356,250 as of December 31, 2024, all of which was principal. The Company incurred and paid $656,250 of interest on the note as of December 31, 2024.

Creditor: Alchemi Project Inc.
Amount Owed: $1,000,000
Interest Rate: 6.25%
Maturity Date: January 30, 2026

In February 2025, the Company issued a promissory note with the principal value of $1,000,000. The note incurs interest at a rate of 6.25% per annum and has a maturity date in February 2026.

RELATED PARTY TRANSACTIONS
Name of Person: Mark Lynn
Relationship to Company: Co-Founder
Nature / amount of interest in the transaction: The Co-Founder is Mark Lynn.Material Terms: The Company's co-founder has received various advances from the Company. In January 2022, the Company entered into a loan agreement with the founder in which the balance outstanding is incurring interest at a rate of 1.6% per annum. As of December 31, 2024 and 2023, net amount due from the co-founder was $1,268,341 and $942,291, respectively. Interest earned in the years ended December 31, 2024 and 2023, on the advances was $18,095 and $10,665, respectively. These advances are payable on demand.

VALUATION

Pre-Money Valuation: $130,000,000.00

Valuation Details:

The Company's pre-money valuation of $130 million was determined internally by its Board of Directors and shareholders without an independent third-party analysis. This valuation was based on a methodology applied by the Company. This is based roughly on the shares outstanding multiplied by the price per share.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2025 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it Means to be a Minority Holder

As an investor in Non-Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

To the Company's knowledge, it has never failed to comply with any ongoing reporting requirements under Regulation CF.

Updates

Information regarding updates to the company can be found at invest.AMASS.com.

Material and Other Information

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

Amass Brands Inc.
(Issuer)

(Signature)

(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

(Name)

(Title)

(Date)

(Signature)

(Name)

(Title)

(Date)

_____
(Signature)

_____
(Name)

_____
(Title)

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(Date)